FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of November 23, 2006

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NOTIFICATION OF TRANSACTIONS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY ("PDMR")

In accordance with Disclosure Rule 3.1.4R(1), Signet Group plc gives notice that on 23 November 2006 the following Directors exercised and sold options granted under the 2004 offering of the Signet Group plc Stock Savings Plan as follows:

Name      Status    Option Price   No. of ADS's  Selling Price
                    per ADS*       exercised
                                   and sold*

T Burman  Director  $16.40         585           120.25 pence per ordinary share
M Light   Director  $16.40         585           120.25 pence per ordinary share

*1 ADS = 10 0.5p ordinary shares

23 November 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   November 23, 2006